Orange and Rockland Utilities, Inc.

Exhibit 12.3

Ratio of Earnings to Fixed Charges

(Thousands of Dollars)

	For the Nine Months Ended September 30, 2004	For the Twelve Months Ended December 31, 2003	For the Nine Months Ended September 30, 2003
Earnings
Net Income	$33,381	$45,465	$33,947
Income Tax	23,120	33,604	23,619

Total Earnings Before Income Tax	56,501	79,069	57,566
Fixed Charges*	15,939	22,608	17,247

Total Earnings Before Income Tax and Fixed Charges	$72,440	$101,677	$74,813

* Fixed Charges
Interest on Long-Term Debt	$13,505	$18,414	$13,935
Amortization of Debt Discount, Premium and Expense	626	859	650
Interest Component of Rentals	1,093	1,822	1,425
Other Interest	715	1,513	1,237

Total Fixed Charges	$15,939	$22,608	$17,247

Ratio of Earnings to Fixed Charges	4.5	4.5	4.3